Exhibit 99.1

Greenbrook TMS Reports Fiscal 2020 Operational and Financial Results

TORONTO--(BUSINESS WIRE)--March 30, 2021--Greenbrook TMS Inc. (TSX: GTMS, NASDAQ: GBNH) (“Greenbrook” or the “Company”), today announced its fourth quarter 2020 (“Q4 2020”) and year-end 2020 (“Fiscal 2020”) operational and financial results. All values in this news release are in United States dollars, unless otherwise stated.

Bill Leonard, President and Chief Executive Officer of Greenbrook commented:

“We are very pleased with the growth of our business even as we battle the second wave of the COVID-19 pandemic, specifically our ability to continue to treat patients suffering from treatment-resistant depression at unprecedented levels. We managed to deliver strong year-over-year revenue growth of 21%, despite having to take a significant provision against revenue. While procedure volumes and new patient starts continue to grow at a record pace, our strong operational performance is not fully reflected in our revenues primarily as a result of provisions relating to changes in our credentialling process due to our move to credentialling on a state-wide credentialling basis. Delays in obtaining the necessary credentialling have resulted in slower claims processing which will require several months to clear, but we believe this delay to be short-term and will ultimately result in significant long-term gains with our enhanced credentialling process.”

FISCAL 2020 OPERATIONAL AND FINANCIAL HIGHLIGHTS

  New patient starts increased by 33% to 5,445 from the 2019 fiscal year-end (“Fiscal 2019”) and TMS treatment volumes increased by 26% to 195,992 from Fiscal 2019, despite the impact of the COVID-19 pandemic.
  Fiscal 2020 revenue increased by 21% to a record $43.1 million, up $7.4 million from Fiscal 2019, despite the provisions against revenue.
  Deployed virtual access platform to provide greater access to patients with treatment-resistant depression and obsessive-compulsive disorder.
  With the provisions against revenue, Fiscal 2020 resulted in an entity-wide regional operating loss of $0.6 million, down $5.0 million from Fiscal 2019.
  Added 14 active TMS Centers during Fiscal 2020, with an additional nine TMS Centers in development, bringing the total Company network to 125 TMS Centers as at December 31, 2020, representing an increase of 5% as compared to Fiscal 2019.

FOURTH QUARTER 2020 OPERATIONAL AND FINANCIAL HIGHLIGHTS

  New patient starts increased by 20% to 1,428 as compared to the fourth quarter of Fiscal 2019 (“Q4 2019”) and TMS treatment volumes increased by 6% to 54,408.
  With the provisions against revenue, Q4 2020 revenue decreased by 21% to $9.9 million, down $2.6 million from Q4 2019.
  Absent the provisions against revenue, our average reimbursement rates remained stable.
  With the provisions against revenue, Q4 2020 resulted in an entity-wide regional operating loss of $2.1 million, down $4.2 million from Q4 2019.

SELECTED ANNUAL AND QUARTERLY FINANCIAL AND OPERATING RESULTS (1)

Selected Financial Results

(US$) (audited)	Q4 2020	Q4 2019	Fiscal 2020	Fiscal 2019
Total Revenue	9,913,552	12,536,671	43,129,179	35,685,531
Regional Operating Income (loss) (2)	(2,050,168)	2,056,836	(567,986)	4,456,815
Loss before income taxes	(8,759,528)	(7,006,081)	(30,402,721)	(15,852,289)
Loss for the year and comprehensive loss	(8,759,528)	(7,006,081)	(30,402,721)	(15,852,289)
Loss attributable to the common shareholders of Greenbrook	(8,391,630)	(7,034,356)	(29,663,540)	(15,909,879)
Net loss per share (basic and diluted) (3)	(0.60)	(0.62)	(2.32)	(1.48)
________
Notes:
(1)	Please note that additional selected consolidated financial information can be found at the end of this press release.
(2)	Regional operating income for Fiscal 2019 has been updated to exclude amortization.
(3)

On January 12, 2021, the shareholders of the Company approved a special resolution for an amendment to the Company’s articles and have authorized a consolidation (the “Share Consolidation”) of the Company’s outstanding common shares (“Common Shares”) on the basis of a one (1) post-consolidation Common Share for every five (5) pre-consolidation Common Shares. The Share Consolidation was completed on February 1, 2021. The Company has retrospectively presented net loss per share calculations reflecting the number of Common Shares outstanding after giving effect to the Share Consolidation.

Selected Operating Results

	As at December 31,	As at December 31,
(unaudited)	2020	2019
Number of active TMS Centers(1)	116	102
Number of TMS Centers-in-development(2)	9	17
Total TMS Centers	125	119
Number of management regions	13	13
Number of TMS Devices installed	198	178
Number of regional personnel	305	273
Number of shared-services / corporate personnel(3)	49	44
Number of TMS providers(4)	117	109

Annual number of consultations performed	11,305	8,039
Annual number of patient starts	5,445	4,080
Annual number of TMS treatments performed	195,992	155,343
Annual average revenue per TMS treatment	$220	$230

Quarterly number of consultations performed	3,587	2,479
Quarterly number of patient starts	1,428	1,192
Quarterly number of TMS treatments performed	54,408	51,247
Quarterly average revenue per TMS treatment	$182	$245
________
Notes:
(1)	Active TMS Centers represent TMS Centers that have performed billable TMS (as defined below) services.
(2)	TMS Centers-in-development represents TMS Centers that have committed to a space lease agreement and the development process is substantially complete.
(3)	Shared-services / corporate personnel is disclosed on a full-time equivalent basis. The Company utilizes part-time staff and consultants as a means of managing costs.
(4)	Represents physician partners that are involved in the provision of TMS therapy services from our TMS Centers.

For more information, please refer to the Management’s Discussion & Analysis of Financial Condition and Results of Operations (“MD&A”) and the consolidated financial statements of the Company for the fiscal years ended December 31, 2020 and 2019. These documents, and the Company’s annual report on Form 40-F for the fiscal year ended December 31, 2020 (the “Annual Report”), will be available on the Company’s website at www.greenbrooktms.com, under the Company’s SEDAR profile at www.sedar.com and under the Company’s EDGAR profile at www.sec.gov. Shareholders may receive a hard copy of the Annual Report free of charge upon request.

CONFERENCE CALL AND WEBCAST

Fourth Quarter and Year End 2020 Conference Call Details:

Bill Leonard, President and Chief Executive Officer and Edwin Cordell, the Interim Chief Financial Officer, will host a conference call at 10:00 a.m. (Eastern Time) on March 31, 2021 to discuss the financial results for the fourth quarter and year end.

Toll Free North America: 1-866-521-4909
Toronto: 647-427-2311

Webcast:

For more information or to listen to the call via webcast, please visit: www.greenbrooktms.com/investors/events.htm

For those that plan on accessing the conference call or webcast, please allow ample time prior to the call time.

Conference Call Replay:

Toll Free (North America): 1-800-585-8367
Toronto: 416-621-4642
Passcode: 6797231

The conference call replay will be available from 1:00 p.m. ET on March 31, 2021, until 11:59 p.m. ET on April 30, 2021.

About Greenbrook TMS Inc.

Operating through 128 Company-operated treatment centers, Greenbrook is a leading provider of Transcranial Magnetic Stimulation (“TMS”) therapy, an FDA-cleared, non-invasive therapy for the treatment of Major Depressive Disorder and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Greenbrook has provided more than 560,000 TMS treatments to over 15,000 patients struggling with depression.

Cautionary Note Regarding Forward-Looking Information

Certain information in this press release, including with respect to the Company’s future financial or operating performance, constitute forward-looking information. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the “Risk Factors” section of the Company’s current annual information form and in the Company’s other materials filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission from time to time, available at www.sedar.com and www.sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

Cautionary Note Regarding Non-IFRS Measures

This press release makes reference to certain non-IFRS measures including certain metrics specific to the industry in which we operate. These measures are not recognized measures under International Financial Reporting Standards (“IFRS”), do not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures are not intended to represent, and should not be considered as alternatives to, loss attributable to the common shareholders of Greenbrook or other performance measures derived in accordance with IFRS as measures of operating performance or operating cash flows or as a measure of liquidity. In addition to our results determined in accordance with IFRS, we use non-IFRS measures including, “EBITDA” and “Adjusted EBITDA”. These non-IFRS measures and industry metrics are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. See the Company’s MD&A for a further discussion of these non-IFRS financial measures. Additionally, see the Company’s MD&A, along with the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the quarters ended March 31, 2020 and March 31, 2019, June 30, 2020 and June 30, 2019, and September 30, 2020 and September 30, 2019 for a reconciliation of EBITDA and Adjusted EBITDA to loss attributable to the common shareholders of Greenbrook for each of the periods shown in the table below.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

(US$) (audited)	2020	2019
Total revenue	43,129,179	35,685,531

Direct center and patient care costs	21,743,256	17,368,894
Regional employee compensation	9,798,901	7,122,556
Regional marketing expenses	6,446,798	2,705,891
Depreciation	5,708,210	4,031,375
Total direct center and regional costs	43,697,165	31,228,716
Regional operating income(1)	(567,986)	4,456,815
Center development costs	529,933	1,466,119
Corporate employee compensation	10,195,949	7,063,682
Corporate marketing expenses	1,030,196	1,934,227
Transaction costs	-	385,674
Other corporate, general and administrative expenses	3,919,216	6,987,763
Share-based compensation	591,384	690,230
Amortization	463,332	122,269
Interest expense	2,806,286	1,822,442
Interest income	(20,990)	(163,302)
Earn-out consideration	10,319,429	-
Loss before income taxes	(30,402,721)	(15,852,289)
Income tax expense	-	-
Loss for the period and comprehensive loss	(30,402,721)	(15,852,289)
(Loss) income attributable to non- controlling interest	(739,181)	57,590
Loss attributable to the common shareholders of Greenbrook	(29,663,540)	(15,909,879)
Net loss per share (basic and diluted) (2)	(2.32)	(1.48)
_____
Notes:
(1)	Regional operating income for the Fiscal 2019 has been updated to exclude amortization
(2)	The Company has retrospectively presented net loss per share calculations reflecting the number of Common Shares outstanding after giving effect to the Share Consolidation.

(US$)	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019
(unaudited)
Revenue	9,913,552	12,006,570	9,788,555	11,420,502	12,536,671	8,459,103	8,082,559	6,607,198
Regional operating income (loss)(1)	(2,050,168)	967,584	(225,198)	739,796	2,056,836	770,813	1,002,166	627,000
Net loss attributable to shareholders of Greenbrook	(8,391,630)	(7,636,132)	(9,477,505)	(4,158,274)	(7,034,356)	(3,431,009)	(2,874,092)	(2,570,422)
Adjusted EBITDA	(4,223,446)	(937,073)	(1,665,672)	(1,648,053)	(1,296,201)	(1,033,876)	(957,428)	(827,557)
Net loss per share – Basic(2)	(0.60)	(0.57)	(0.76)	(0.39)	(0.62)	(0.31)	(0.28)	(0.27)
Net loss per share – Diluted(2)	(0.60)	(0.57)	(0.76)	(0.39)	(0.62)	(0.31)	(0.28)	(0.27)
_____
Notes:
(1)	Regional operating income for the fourth quarter ended December 31, 2019 has been updated to exclude amortization
(2)	The Company has retrospectively presented net loss per share calculations reflecting the number of Common Shares outstanding after giving effect to the Share Consolidation.

Contacts

Glen Akselrod
Investor Relations
Greenbrook TMS Inc.

Contact Information:
investorrelations@greenbrooktms.com
1-855-797-4867